Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2019

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements 1H 2019, dated August 13, 2020, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: August 13, 2020	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President and Head of Corporate Financial Center

Condensed consolidated interim financial statements 1H 2020 Results Helping people achieve a lifetime of financial security The Hague, August 13, 2020

Condensed consolidated interim financial statements 1H 2020 Results

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Condensed consolidated interim financial statements 1H 2020 Results

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Condensed consolidated interim financial statements 1H 2020 Results

Condensed consolidated income statement
EUR millions	Notes	First half 2020	First half 2019	[1]

Premium income	4	8,744	9,276
Investment income	5	4,034	4,083
Fee and commission income		1,170	1,213
Other revenues		2	3
Total revenues		13,951	14,575
Income from reinsurance ceded		1,952	1,844
Results from financial transactions	6	(4,685)	24,237
Other income		55	78
Total income		11,273	40,733

Benefits and expenses	7	10,700	39,701
Impairment charges / (reversals)	8	246	153
Interest charges and related fees		233	243
Other charges	9	101	(4)
Total charges		11,280	40,094

Share in profit / (loss) of joint ventures		115	106
Share in profit / (loss) of associates		3	4
Income / (loss) before tax		111	749
Income tax (expense) / benefit	10	92	(133)
Net income / (loss)		202	617

Net income / (loss) attributable to:
Owners of Aegon N.V.		202	616
Non-controlling interests		1	-

Earnings per share (EUR per share)	14
Basic earnings per common share		0.08	0.28
Basic earnings per common share B		-	0.01
Diluted earnings per common share		0.08	0.28
Diluted earnings per common share B		-	0.01

1 Amounts have been restated to reflect the voluntary change in accounting policy related to the deferred cost of reinsurance adopted by Aegon effective January 1, 2020. Refer to note 2.3. Voluntary change in accounting policy for details about this change.

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Condensed consolidated interim financial statements 1H 2020 Results

Condensed consolidated statement of comprehensive income
EUR millions	First half 2020	First half 2019 [1]

Net income / (loss)	202	617

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(1)	(6)
Remeasurements of defined benefit plans	(48)	(418)
Income tax relating to items that will not be reclassified	8	82

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,468	2,596
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	110	(256)
Changes in cash flow hedging reserve	302	77
Movement in foreign currency translation and net foreign investment hedging reserve	(167)	39
Equity movements of joint ventures	8	7
Equity movements of associates	7	4
Disposal of group assets	(10)	(1)
Income tax relating to items that may be reclassified	(406)	(519)
Other	3	9
Total other comprehensive income / (loss) for the period	1,273	1,613
Total comprehensive income / (loss)	1,476	2,229

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	1,473	2,229
Non-controlling interests	2	-

1 Amounts have been restated to reflect the voluntary change in accounting policy related to the deferred cost of reinsurance adopted by Aegon effective January 1, 2020. Refer to note 2.3. Voluntary change in accounting policy for details about this change.

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Condensed consolidated interim financial statements 1H 2020 Results

Condensed consolidated statement of financial position
		Jun. 30, 2020	Dec. 31, 2019 [1]
EUR millions	Notes

Assets
Cash and cash equivalents		11,138	12,263
Investments	11	159,530	146,750
Investments for account of policyholders	12	212,926	226,374
Derivatives		17,663	11,157
Investments in joint ventures		1,989	1,983
Investments in associates		336	363
Reinsurance assets		20,455	20,253
Deferred expenses		10,298	10,806
Other assets and receivables		8,760	9,036
Intangible assets		1,504	1,559
Total assets		444,598	440,543

Equity and liabilities
Shareholders’ equity		23,914	22,449
Other equity instruments		2,557	2,571
Issued capital and reserves attributable to owners of Aegon N.V.		26,472	25,020
Non-controlling interests		22	20
Group equity		26,494	25,040

Subordinated borrowings		2,208	2,207
Trust pass-through securities		141	136
Insurance contracts	15	127,552	122,885
Insurance contracts for account of policyholders	16	128,999	135,710
Investment contracts		19,718	18,594
Investment contracts for account of policyholders	17	86,950	93,826
Derivatives		17,975	11,616
Borrowings	18	8,891	9,307
Other liabilities		25,670	21,223
Total liabilities		418,104	415,503
Total equity and liabilities		444,598	440,543

1 Amounts have been restated to reflect the voluntary change in accounting policy related to the deferred cost of reinsurance adopted by Aegon effective January 1, 2020. Refer to note 2.3. Voluntary change in accounting policy for details about this change.

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Condensed consolidated interim financial statements 1H 2020 Results

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2020

At beginning of year	7,536	10,994	5,868	(2,397)	456	2,571	25,028	20	25,048
Voluntary change in accounting policy [3]	-	(12)	5	-	(1)	-	(8)	-	(8)
Adjusted balance at beginning of year	7,536	10,981	5,873	(2,397)	456	2,571	25,020	20	25,040

Net income / (loss) recognized in the income statement	-	202	-	-	-	-	202	1	202

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(1)	-	-	-	(1)	-	(1)
Remeasurements of defined benefit plans	-	-	-	(48)	-	-	(48)	-	(48)
Income tax relating to items that will not be reclassified	-	-	-	8	-	-	8	-	8

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,468	-	-	-	1,468	-	1,468
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	110	-	-	-	110	-	110
Changes in cash flow hedging reserve	-	-	302	-	-	-	302	-	302
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(49)	19	(137)	-	(167)	-	(167)
Equity movements of joint ventures	-	-	-	-	8	-	8	-	8
Equity movements of associates	-	-	-	-	7	-	7	-	7
Disposal of group assets	-	-	-	-	(10)	-	(10)	-	(10)
Income tax relating to items that may be reclassified	-	-	(401)	-	(4)	-	(406)	-	(406)
Other	-	1	-	-	-	-	1	1	3
Total other comprehensive income	-	1	1,429	(22)	(136)	-	1,272	1	1,273
Total comprehensive income / (loss) for 2020	-	203	1,429	(22)	(136)	-	1,473	2	1,476

Issuance and purchase of (treasury) shares	-	9	-	-	-	-	9	-	9
Coupons on perpetual securities	-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans	-	11	-	-	-	(14)	(3)	-	(3)
At end of period	7,536	11,176	7,302	(2,419)	319	2,557	26,472	22	26,494

Six months ended June 30, 2019

At beginning of year	7,808	9,975	3,436	(1,850)	149	3,320	22,838	22	22,860
Voluntary change in accounting policy [3]	-	(9)	(1)	-	-	-	(10)	-	(10)
Change in accounting policies relating to new effective standards	-	(44)	-	-	-	-	(44)	-	(44)
Adjusted balance at beginning of year	7,808	9,922	3,435	(1,850)	149	3,320	22,784	22	22,805

Net income / (loss) recognized in the income statement	-	616	-	-	-	-	616	-	617

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	14	(20)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans	-	-	-	(418)	-	-	(418)	-	(418)
Income tax relating to items that will not be reclassified	-	-	1	80	-	-	82	-	82

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	2,596	-	-	-	2,596	-	2,596
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(256)	-	-	-	(256)	-	(256)
Changes in cash flow hedging reserve	-	-	77	-	-	-	77	-	77
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(10)	(2)	51	-	39	-	39
Equity movements of joint ventures	-	-	-	-	7	-	7	-	7
Equity movements of associates	-	-	-	-	4	-	4	-	4
Disposal of group assets	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	(514)	-	(5)	-	(519)	-	(519)
Other	-	9	-	-	-	-	9	-	9
Total other comprehensive income	-	24	1,873	(341)	57	-	1,613	-	1,613
Total comprehensive income / (loss) for 2019	-	640	1,873	(341)	57	-	2,229	-	2,229

Issuance and purchase of (treasury) shares	-	155	-	-	-	-	155	-	155
Other equity instruments redeemed	-	(16)	-	-	-	(424)	(440)	-	(440)
Dividends paid on common shares	(139)	(170)	-	-	-	-	(309)	-	(309)
Issuance of non-cumulative subordinated loans	-	(4)	-	-	-	500	496	-	496
Coupons on non-cumulative subordinated notes	-	-	-	-	-	-	-	-	-
Coupons on perpetual securities	-	(48)	-	-	-	-	(48)	-	(48)
Incentive plans	-	2	-	-	-	(13)	(11)	-	(11)
At end of period	7,669	10,481	5,308	(2,191)	205	3,384	24,856	22	24,878

1 For a breakdown of share capital please refer to note 14.

2 Issued capital and reserves attributable to owners of Aegon N.V.

3 Amounts have been restated to reflect the voluntary change in accounting policy related to the deferred cost of reinsurance adopted by Aegon effective January 1, 2020. Refer to note 2.3. Voluntary change in accounting policy for details about this change.

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Condensed consolidated interim financial statements 1H 2020 Results

Condensed consolidated cash flow statement
EUR millions	First half 2020	First half 2019

Income / (loss) before tax	111	749
Results from financial transactions	4,944	(24,510)
Amortization and depreciation	268	491
Impairment losses	242	143
Income from joint ventures	(115)	(106)
Income from associates	(3)	(4)
Release of cash flow hedging reserve	(59)	(53)
Other	(81)	(13)
Adjustments of non-cash items	5,197	(24,052)
Insurance and investment liabilities	4,543	3,326
Insurance and investment liabilities for account of policyholders	(9,550)	18,656
Accrued expenses and other liabilities	43	103
Accrued income and prepayments	(794)	(394)
Changes in accruals	(5,758)	21,691
Purchase of investments (other than money market investments)	(22,569)	(18,686)
Purchase of derivatives	479	(467)
Disposal of investments (other than money market investments)	14,707	20,418
Disposal of derivatives	2,125	1,107
Net purchase of investments for account of policyholders	2,461	3,386
Net change in cash collateral	4,840	2,523
Net purchase of money market investments	(2,340)	(656)
Cash flow movements on operating items not reflected in income	(297)	7,625
Tax paid	(53)	(47)
Other	8	(4)
Net cash flows from operating activities	(793)	5,962
Purchase of individual intangible assets (other than VOBA and future servicing rights)	(17)	(16)
Purchase of equipment and real estate for own use	(27)	(45)
Acquisition of subsidiaries, net of cash	(14)	(1)
Acquisition joint ventures and associates	(20)	(51)
Disposal of individual intangible assets (other than VOBA and future servicing rights)	1	-
Disposal of equipment	1	39
Disposal of subsidiaries, net of cash	-	137
Disposal joint ventures and associates	157	1
Dividend received from joint ventures and associates	20	24
Net cash flows from investing activities	101	87

Issuance of perpetuals	-	496
Issuance of treasury shares	20	-
Proceeds from TRUPS[1], subordinated loans and borrowings	2,434	3,751
Repayment of perpetuals	-	(440)
Repayment of TRUPS[1], subordinated loans and borrowings	(2,791)	(6,357)
Dividends paid	-	(170)
Coupons on perpetual securities	(33)	(64)
Payment of principal portion of lease liability	(32)	(26)
Net cash flows from financing activities	(401)	(2,808)
Net increase / (decrease) in cash and cash equivalents [2]	(1,093)	3,241

Net cash and cash equivalents at the beginning of the reporting period	12,263	8,744
Effects of changes in exchange rate	(32)	(1)
Net cash and cash equivalents at the end of the reporting period	11,138	11,984

1 Trust pass-through securities.

2 Included in net increase / (decrease) in cash and cash equivalents are: interest received (2020: EUR 2,509 million, 2019: EUR 2,983 million), dividends received (2020: EUR 1,187 million, 2019: EUR 1,067 million), interest paid (2020: EUR 190 million, 2019: EUR 137 million) of which payment of the interest portion of the lease liability (2020: EUR 5 million, 2019: EUR 5 million).

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Condensed consolidated interim financial statements 1H 2020 Results

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (collectively, ‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and - to a limited extent - banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs almost 24,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2020 (first half 2020), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS-EU’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS-EU and should therefore be read together with the 2019 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report for 2019. Aegon’s Integrated Annual Report for 2019 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2020, were approved by the Supervisory Board on August 12, 2020.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2019 consolidated financial statements, except for new IFRS accounting standards (paragraph 2.1) and a voluntary accounting policy change (paragraph 2.3) that became effective per January 1, 2020.

2.1. New IFRS accounting standards effective from 2020

The following standards, interpretations, amendments to standards became effective for Aegon from January 1, 2020, and have been endorsed by the European Union:

•	Amendments to IFRS 3 Business Combinations: Definition of a Business;

•	Amendments to IAS 1 and IAS 8: Definition of Material; and

•	Amendments to References to the Conceptual Framework in IFRS Standards.

None of these revised standards and interpretations are significantly impacting the financial position or the condensed consolidated interim financial statements.

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Condensed consolidated interim financial statements 1H 2020 Results

2.2. Future adoption of new IFRS-EU accounting standards and amendments

On June 25, 2020, the IASB decided, application subject to EU endorsement process, to defer the effective date of IFRS 17 to annual reporting periods beginning on or after January 1, 2023 (and also extend the fixed expiry date of the temporary exemption from applying IFRS 9 in IFRS 4 to annual reporting periods beginning on or after January 1, 2023). Aegon welcomes this initiative and intends to align its IFRS 17 implementation date accordingly.

2.3. Voluntary change in accounting policy

Effective January 1, 2020, Aegon adopted a voluntary accounting policy change related to the deferred cost of reinsurance, which is applied retrospectively for all periods presented.

Reinsurance accounting

As of January 1, 2020, Aegon has voluntarily changed its accounting policy for the deferred cost of reinsurance. A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction, except for reinsurance transactions that are entered into as part of a plan to exit a business.

Under the previous accounting policy, the amortization of the deferred cost of reinsurance is based solely on assumptions relating to the underlying insurance contracts. Under the new accounting policy, for products sold in the Americas and Asia where the amortization is based on expected gross profit margins (EGPs), these EGPs are net of reinsurance (i.e. net of actual reinsurance cash flows that exceed expected reinsurance cash flows). Additionally, the reinsurance cash flows used to calculate the amortization rate are unlocked prospectively. The accounting policy on the amortization of similar intangibles, such as deferred policy acquisition costs, are updated accordingly.

The new policy was adopted because it better reflects the economics of Aegon’s reinsurance transactions and aligns to current market practice. The previous accounting policy would have resulted in significant income volatility in the event of incurred claims with large sums insured, despite the fact that a significant part of the losses is reinsured.

Impact of the adjustment on previous periods is provided in the following tables, including references to the notes that are impacted by the change in accounting policy.

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Condensed consolidated interim financial statements 1H 2020 Results

Impact of voluntary change in accounting policy on the condensed consolidated income statement

		First half 2019 (as previously reported)	Change in accounting policy related to Reinsurance Accounting	First half 2019 (restated)

Income from reinsurance ceded		1,815	28	1,844
Benefits and expenses		39,671	30	39,701
Income tax benefit/(expense)		(133)	-	(133)
Net income/(loss)		618	(2)	617

Net income/(loss) attributable to:
- Owners of Aegon NV		618	(2)	616
- Non-controlling interest		-	-	-

Earnings per share (EUR per share)	14
Basic earnings per common share		0.28	-	0.28
Basic earnings per common share B		0.01	-	0.01
Diluted earnings per common share		0.28	-	0.28
Diluted earnings per common share B		0.01	-	0.01

Earnings per common share calculation
Net income/(loss) attributable to owner		618	(2)	616
Coupons on perpetual securities		(48)	-	(48)
Coupon on non-cumulative subordinated notes		-	-	-
Earnings attributable to common shares and common shares B		570	(2)	568

Earnings attributable to common shareholders		566	(2)	564
Earnings attributable to common shareholders B		4	-	4

Weighted average number of common shares outstanding (in million)		2,036	-	2,036
Weighted average number of common shares B outstanding (in million)		572	-	572

Impact of voluntary change in accounting policy on the condensed consolidated statement of comprehensive income

		First half 2019 (as previously reported)	Change in accounting policy related to Reinsurance Accounting	First half 2019 (restated)

Net income		618	(2)	617
Items that may be reclassified to profit or loss:
Gains/(losses) on revaluation of available for sale investments		2,591	5	2,596

Movement in foreign currency translation and net foreign investment hedging reserves		39	-	39

Income tax relating to items that may be reclassified		(518)	(1)	(519)
Total comprehensive income/(loss)		2,228	2	2,229

Total comprehensive income/(loss) attributable to:
- Owners of Aegon NV		2,227	2	2,229
- Non-controlling interest		-	-	-

Impact of voluntary change in accounting policy on the condensed consolidated statement of financial position

		Dec 31, 2019 (as previously reported) [1]	Change in accounting policy related to Reinsurance Accounting	Dec 31, 2019 (restated)

Assets
Reinsurance assets		20,835	(582)	20,253
Deferred expenses		10,804	2	10,806
Other assets and receivables		9,035	1	9,036
Intangible assets		1,559	-	1,559
Equity and liabilities
Shareholders’ equity		22,457	(8)	22,449
Insurance contracts	15	123,454	(569)	122,885
Other liabilities		21,225	(2)	21,223
1 As reported in Aegon’s Integrated Annual Report 2019 dated March 18, 2020.

Impact of voluntary change in accounting policy on the condensed consolidated statement of changes in equity

		June 30, 2019 (as previously reported)	Change in accounting policy related to Reinsurance Accounting	June 30, 2019 (restated)

Share capital		7,669	-	7,669
Retained earnings		10,492	(11)	10,481
Revaluation reserves		5,305	3	5,308
Remeasurement of defined benefit plans		(2,191)	-	(2,191)
Other reserves		206	-	205
Shareholders’ equity		21,481	(8)	21,472

The impact of the change in accounting policy on Aegon’s net income for first half year 2020 and shareholders’ equity and Aegon’s statement of financial position at June 30, 2020 is not significant.

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

2.4. Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Uncertainty resulting from COVID-19

Over the first half of 2020 the world has seen substantial disruption caused by COVID-19. Alongside related market volatility, there is general uncertainty on how the pandemic will play out and the continued economic impact it will have.

There were no significant impacts from COVID-19 on Level-III measurements as at 30 June 2020. Note 13 Fair value provides more information on the fair valuation methods and assumptions applied, as well as movements or transfers in fair value hierarchy.

Whilst Aegon has seen, in some lines of business, lower premiums and deposits, higher incurred claims and claims handling expenses over 1H 2020, there is currently insufficient credible experience with which to update actuarial assumptions for COVID-19 specifically. In certain businesses Aegon has incurred losses related to COVID-19. In the Americas, Aegon recorded unfavorable mortality results of EUR 34 million which can be specifically attributed to COVID-19, based on the cause of death reported on the death certificate. However, actual COVID-19 related deaths will likely be higher as not all deaths are tested on COVID-19 and/ or labelled as COVID-19. In the Netherlands, there were EUR 9 million non-life claims from travel insurance and disability insurance due to the COVID-19 crisis. Going forward, Aegon expects that there will be COVID-19 related deaths allowing the release of reserves for its Pension business in the Netherlands and the LTC business in the Americas. However, this is expected to be smaller than the unfavorable mortality.

The impairment losses are higher than previous reporting periods, mainly driven by COVID-19 impacts. Impairment assessments were performed where deemed necessary, however no significant impairments were recorded. Refer to note 8 for additional information on Impairment charges/(reversals).

As a result of the uncertainty in the market and adverse impact of COVID-19, Aegon recorded impairments in the energy, energy maintenance technologies, and airlines sectors, refer to note 8 Impairment charges / (reversals) for more details. To date there is uncertainty on the full impact of the current circumstances on the allowance for credit losses on portfolios of consumer loans and other asset classes at risk as in certain cases policyholders received payment holiday for 3 to 6 months. In the first half of 2020 there were no significant contract modifications due to COVID-19, which would lead to the derecognition of the original asset or liability.

Revised sales and earnings projections have been considered in the periodic impairment assessment of non-financial assets, which has led to the write-off of EUR 14 million customer-related intangibles.

Given the inherent economic uncertainty, Aegon has updated the sensitivity analysis for the impact of changes in financial assumptions on its IFRS equity and net income included in note 19 Financial risks. Please refer to note 14 Share capital for more details.

Actuarial and economic assumptions

During the first half of 2020, Aegon implemented actuarial assumptions and model updates resulting in a pre-tax charge of EUR 357 million (1H 2019: EUR 64 million pre-tax charge), attributable to Aegon’s business in the Americas. Please note that Asia, which would historically have had its actuarial assumption updates reflected in the second quarter, was moved to the fourth quarter in line with the timing of the assumption changes of the other businesses included in the new reportable segment ‘International’. Refer to note 3 Segment information for a description of the individual actuarial assumptions changed in the period.

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

In the first half of 2020, Aegon’s economic assumptions were updated downwards to reflect the current low interest rate environment in Aegon’s long-term interest assumption. As a consequence, Aegon lowered its long-term assumption for 10-year US Treasury yields by 1.5% from 4.25% to 2.75%. Aegon also changed its assumed returns for US separate account bond fund to 3% over the next 10 years and 4% thereafter, from its previous assumptions of 4% over the next 10 years and 6% thereafter. These changes to the economic assumptions have resulted in a pre-tax charge of EUR 494 million, of which EUR 477 million recorded in the Americas and EUR 17 million in International.

Sensitivities

Please note that the sensitivities listed in the disclosures below represent sensitivities to Aegon’s position at reporting date for the respective periods. The sensitivities reflect single shocks where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the disclosure.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 124 million (December 31, 2019: EUR 111 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.6 billion at June 30, 2020 (December 31, 2019: EUR 2.7 billion).

A relative increase of 10% to the mortality assumption, dependent on product and characteristics of the block of business, would reduce net income by approximately EUR 102 million (December 31, 2019: reduce net income by EUR 204 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 112 million (December 31, 2019: EUR 126 million).

Any reasonably possible changes in the other assumptions (i.e. maintenance expenses) that Aegon uses to determine EGP margins would reduce net income by EUR 13 million (December 31, 2019: EUR 13 million).

Sensitivity on long term care products (LTC) in the United States

After tax sensitivities of significant product liability assumptions on the LTC IFRS Gross Present Value Reserve (GPV) are indicated below. The GPV is the liability as determined on a best estimate assumption basis. There is an unlocking event in 1H 2020 on the loss recognition block of LTC with assumption updates implemented, decreasing income before tax by EUR 88 million.

A 5% increase in the incidence rates with regard to Aegon’s long term care products would result in a GPV increase of approximately EUR 182 million (December 31, 2019: EUR 178 million). A 5% decrease in the incidence rates with regard to Aegon’s long term care products would result in a GPV decrease of approximately EUR 182 million (December 31, 2019: EUR 178 million).

Removing the morbidity improvement, which is a component of the incidence assumption, would result in a GPV increase of approximately EUR 272 million (December 31, 2019: EUR 535 million), of which approximately EUR 182 million (December 31, 2019: EUR 445 million) relates to the loss recognition block. The impact for the current period has decreased due to the reduction in the morbidity improvement assumption, refer to model and assumption updates included in note 3.2.

Reducing mortality 10% would result in a GPV increase of approximately EUR 91 million (December 31, 2019: EUR 89 million). Increasing mortality 10% would result in a GPV decrease of approximately EUR 91 million (December 31, 2019: EUR 89 million).

Removing future mortality improvement would result in a GPV decrease of approximately EUR 91 million (December 31, 2019: EUR 89 million).

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

Sensitivity on liability adequacy test (LAT) in the Netherlands

The LAT deficit per June 30, 2020 in Aegon the Netherlands amounted to EUR 6.1 billion, which was partially offset by the shadow loss recognition of EUR 4.4 billion, resulting in a net deficit of EUR 1.6 billion (December 31, 2019: EUR 1.6 billion). Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2019 Annual Report for further details on the accounting policy.

Sensitivities of Aegon the Netherlands on interest rate, bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT test have not significantly changed compared to the sensitivities as reported in the 2019 Integrated Annual Report.

2.5 Other

Taxes

Taxes on income for the six-month period ended June 30, 2020, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

June 30, 2020	1	EUR	1.1232	0.9090

December 31, 2019	1	EUR	1.1225	0.8473

Weighted average exchange rates

			USD	GBP

Six months ended June 30, 2020	1	EUR	1.1017	0.8737

Six months ended June 30, 2019	1	EUR	1.1299	0.8730

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

3. Segment information

3.1. Change in operating segments

As of January 1, 2020, Aegon’s activities in Southern and Eastern Europe and Asia, previously reported in two separate operating segments, have been brought together in a new operating segment, International. The objective is to integrate the two organizations, accelerate growth and leverage cross-border synergies.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon. The tables presented in this document have been updated to reflect this change.

3.2. Income statement

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2020

Underlying earnings before tax geographically	264	321	81	75	71	(113)	1	700	10	710
Fair value items	(760)	1,380	89	(1)	(7)	(21)	-	680	(30)	650
Realized gains / (losses) on investments	5	2	-	8	1	-	-	16	(5)	11
Impairment charges	(134)	(66)	-	(5)	-	(4)	-	(209)	-	(209)
Impairment reversals	15	-	-	-	-	-	-	15	-	15
Other income / (charges)	(938)	(48)	(53)	25	-	(56)	-	(1,071)	1	(1,070)
Run-off businesses	4	-	-	-	-	-	-	4	-	4
Income / (loss) before tax	(1,545)	1,589	117	102	64	(193)	1	135	(24)	111
Income tax (expense) / benefit	380	(315)	(3)	(11)	(18)	34	-	68	24	92
Net income / (loss)	(1,165)	1,274	114	91	46	(159)	1	202	-	202
Inter-segment underlying earnings	(18)	(45)	(44)	(18)	92	35

Revenues

Life insurance gross premiums	3,617	978	2,735	611	-	4	(3)	7,942	(416)	7,526
Accident and health insurance	728	169	13	150	-	-	-	1,060	(37)	1,022
Property & casualty insurance	-	66	-	194	-	-	-	260	(65)	195
Total gross premiums	4,345	1,212	2,748	955	-	4	(3)	9,262	(518)	8,744
Investment income	1,562	1,063	1,259	187	3	129	(139)	4,063	(29)	4,034
Fee and commission income	796	125	98	26	336	-	(89)	1,291	(121)	1,170
Other revenues	4	-	-	1	1	2	-	8	(6)	2
Total revenues	6,707	2,400	4,105	1,168	340	135	(231)	14,624	(673)	13,951
Inter-segment revenues	-	9	-	-	89	133

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2019

Underlying earnings before tax geographically	577	328	70	71	60	(97)	-	1,008	26	1,034
Fair value items	157	(459)	(76)	(6)	-	(10)	-	(394)	(42)	(436)
Realized gains / (losses) on investments	24	230	1	19	-	1	-	275	(1)	274
Impairment charges	(30)	(13)	-	-	-	(10)	-	(54)	-	(53)
Impairment reversals	11	4	-	-	-	-	-	15	-	15
Other income / (charges)	(63)	4	(16)	24	(1)	(41)	-	(93)	-	(93)
Run-off businesses	8	-	-	-	-	-	-	8	-	8
Income / (loss) before tax	686	93	(22)	108	59	(159)	-	765	(16)	749
Income tax (expense) / benefit	(101)	(26)	(23)	(11)	(16)	28	-	(148)	16	(132)
Net income / (loss)	585	67	(44)	98	43	(130)	-	617	-	617
Inter-segment underlying earnings	(33)	(56)	(42)	(10)	96	46

Revenues
Life insurance gross premiums	3,619	852	3,291	694	-	6	(4)	8,458	(374)	8,084
Accident and health insurance	702	164	14	148	-	-	-	1,028	(32)	996
Property & casualty insurance	-	66	-	193	-	1	(1)	259	(63)	196
Total gross premiums	4,320	1,081	3,305	1,036	-	6	(5)	9,745	(469)	9,276
Investment income	1,577	1,122	1,230	188	2	139	(144)	4,114	(31)	4,083
Fee and commission income	848	114	95	54	297	-	(94)	1,315	(102)	1,213
Other revenues	3	-	-	1	-	3	-	7	(4)	3
Total revenues	6,749	2,318	4,631	1,279	300	148	(243)	15,180	(606)	14,575
Inter-segment revenues	-	4	-	-	94	144

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

A total pre-tax charge of EUR 850 million (1H 2019: EUR 64 million pre-tax charge) has been recorded in other income/(charges) in respect of both actuarial and economic assumption updates of EUR 357 million and EUR 494 million, respectively.

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

The negative impact in respect of actuarial assumption updates amounted to EUR 357 million and is attributable to Aegon’s business in the Americas. This was mainly driven by assumption updates to Individual Life products for premium persistency, to reflect recent experience in customer behavior, and increase in mortality assumptions to reflect recent adverse experience. Negative impacts were also driven by updates to the surrender assumption for Variable Deferred Annuities, to reflect recent experience in customer behavior, and updates to Long Term Care for a reduction in the morbidity improvement assumption, to be consistent with industry practice. These adverse items were partially offset by gains driven by an increase in mortality assumptions for Variable Deferred Annuities, which now reflects recent experience.

The impact in respect of economic assumptions amounted to EUR 494 million, consisting of Aegon Americas of EUR 477 million and International of EUR 17 million, and is the result of lowering Aegon’s long-term interest rate assumption to 2.75% and the associated impact on separate account bond fund returns (refer to note 2.4 Judgments and critical accounting estimates for details).

3.3. Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

EUR millions
June 30, 2020	Americas	The Netherlands	United Kingdom	International	Asset Management	Holdings and other activities	Eliminations	Total
Investments
Shares	406	1,391	12	76	4	136	-	2,025
Debt securities	59,827	28,260	992	8,293	61	2	-	97,434
Loans	11,029	34,469	-	129	-	40	-	45,667
Other financial assets	10,086	83	1,007	117	92	27	-	11,412
Investments in real estate	593	2,381	-	18	-	-	-	2,992
Investments general account	81,941	66,584	2,011	8,632	157	204	-	159,530
Shares	-	7,707	14,705	155	-	-	(3)	22,564
Debt securities	1,390	11,603	7,635	160	-	-	-	20,788
Unconsolidated investment funds	102,231	665	56,450	606	-	-	-	159,953
Other financial assets	(555)	4,539	5,118	4	-	-	-	9,106
Investments in real estate	-	-	516	-	-	-	-	516
Investments for account of policyholders	103,066	24,514	84,424	925	-	-	(3)	212,926

Investments on balance sheet	185,007	91,098	86,435	9,557	157	204	(3)	372,456
Off balance sheet investments third parties	218,056	5,062	111,569	6,161	169,919	-	(94)	510,673
Total revenue generating investments	403,063	96,160	198,004	15,718	170,076	204	(97)	883,129
Investments
Available-for-sale	67,074	23,423	1,579	8,471	74	40	-	100,661
Loans	11,029	34,469	-	129	-	40	-	45,667
Financial assets at fair value through profit or loss	106,311	30,825	84,340	939	83	125	(3)	222,620
Investments in real estate	593	2,381	516	18	-	-	-	3,508
Total investments on balance sheet	185,007	91,098	86,435	9,557	157	204	(3)	372,456

Investments in joint ventures	-	1,199	-	607	183	-	-	1,989
Investments in associates	58	89	8	33	132	25	(10)	336
Other assets	39,443	24,139	4,018	2,754	344	36,630	(37,510)	69,818
Consolidated total assets	224,509	116,525	90,461	12,951	816	36,859	(37,522)	444,598

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

EUR millions
December 31, 2019	Americas	The Netherlands	United Kingdom	International	Asset Management	Holdings and other activities	Eliminations	Total
Investments
Shares	499	1,443	17	84	5	173	-	2,221
Debt securities	54,970	22,773	1,055	7,962	93	1	-	86,853
Loans	10,922	34,235	-	160	-	48	-	45,365
Other financial assets	8,032	78	962	148	168	21	-	9,410
Investments in real estate	653	2,229	-	19	-	-	-	2,901
Investments general account	75,076	60,757	2,034	8,373	266	244	-	146,750
Shares	-	8,490	16,583	218	-	-	(4)	25,288
Debt securities	877	11,652	8,043	173	-	-	-	20,744
Unconsolidated investment funds	106,926	695	61,738	680	-	-	-	170,039
Other financial assets	161	4,653	4,898	4	-	-	-	9,716
Investments in real estate	-	-	586	-	-	-	-	586
Investments for account of policyholders	107,963	25,491	91,848	1,076	-	-	(4)	226,374

Investments on balance sheet	183,039	86,248	93,882	9,449	266	244	(4)	373,124
Off balance sheet investments third parties	220,039	4,802	123,904	6,463	170,158	-	(818)	524,547
Total revenue generating investments	403,078	91,050	217,786	15,911	170,424	244	(822)	897,671
Investments
Available-for-sale	59,899	19,591	1,556	8,172	153	32	-	89,404
Loans	10,922	34,235	-	160	-	48	-	45,365
Financial assets at fair value through profit or loss	111,565	30,193	91,740	1,098	113	164	(4)	234,867
Investments in real estate	653	2,229	586	19	-	-	-	3,487
Total investments on balance sheet	183,039	86,248	93,882	9,449	266	244	(4)	373,124

Investments in joint ventures	-	1,159	-	668	153	3	-	1,983
Investments in associates	79	106	9	28	129	21	(10)	363
Other assets	36,351	21,983	3,764	2,920	292	33,210	(33,447)	65,073
Consolidated total assets	219,469	109,496	97,655	13,065	840	33,478	(33,461)	440,543

4. Premium income and premiums paid to reinsurers

EUR millions	First half 2020	First half 2019

Premium income
Life insurance	7,526	8,084
Non-life insurance	1,217	1,192
Total premium income	8,744	9,276
Accident and health insurance	1,022	996
Property & casualty insurance	195	196
Non-life Insurance premium income	1,217	1,192

Premiums paid to reinsurers [1]
Life insurance	1,114	1,163
Non-life insurance	86	73
Total premiums paid to reinsurers	1,200	1,236
Accident and health insurance	73	67
Property & casualty insurance	14	6
Non-life Insurance paid to reinsurers	86	73
[1]	Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 7 - Benefits and expenses.

5. Investment income

EUR millions	First half 2020	First half 2019

Interest income	2,805	2,971
Dividend income	1,165	1,051
Rental income	64	60
Total investment income	4,034	4,083

Investment income related to general account	2,591	2,632
Investment income for account of policyholders	1,443	1,451
Total	4,034	4,083

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

6. Results from financial transactions

EUR millions	First half 2020	First half 2019

Net fair value change of general account financial investments at FVTPL other than derivatives	(219)	173
Realized gains /(losses) on financial investments	(3)	262
Gains /(losses) on investments in real estate	11	89
Net fair value change of derivatives	(127)	1,557
Net fair value change on for account of policyholder financial assets at FVTPL	(4,294)	22,146
Net fair value change on investments in real estate for account of policyholders	(36)	(6)
Net foreign currency gains /(losses)	(22)	14
Net fair value change on borrowings and other financial liabilities	5	1
Total	(4,685)	24,237

The decrease in results from financial transactions is driven by the lower net fair value change on for account of policyholder financial assets at FVTPL for the first six months of 2020 compared to the first six months of 2019. The decrease is mainly driven by unfavorable equity markets and interest rate movements. Refer to note 2.4 Judgments and critical accounting estimates for additional information regarding equity markets and interest rate environment. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the “Claims and benefits” line reported in note 7 Benefits and expenses.

7. Benefits and expenses

EUR millions	First half 2020	First half 2019

Claims and benefits	8,726	37,907
Employee expenses	1,038	1,078
Administration expenses	822	720
Deferred expenses	(400)	(407)
Amortization charges	513	403
Total	10,700	39,701

EUR millions	First half 2020	First half 2019

Benefits and claims paid life	6,246	9,545
Benefits and claims paid non-life	779	814
Change in valuation of liabilities for insurance contracts	1,465	20,591
Change in valuation of liabilities for investment contracts	(2,134)	4,587
Other	6	(37)
Policyholder claims and benefits	6,362	35,499
Premium paid to reinsurers	1,200	1,236
Profit sharing and rebates	4	8
Commissions	1,159	1,164
Total	8,726	37,907

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at FVTPL included in Results from financial transactions (note 6) of EUR 4,294 million negative for 1H 2020 (1H 2019: EUR 22,146 million positive). In addition, the line “change in valuation of liabilities for insurance contracts” includes an increase of technical provisions for life insurance contracts of EUR 3,704 million for 1H 2020 (1H 2019: increase of EUR 1,995 million).

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

8. Impairment charges/(reversals)

EUR millions	First half 2020	First half 2019

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	226	70
Impairment reversals on financial assets, excluding receivables	(15)	(15)
Impairment charges / (reversals) on non-financial assets and receivables	36	98
Total	246	153

Impairment charges on financial assets, excluding receivables, from:
Shares	6	3
Debt securities and money market instruments	140	29
Loans	80	38
Total	226	70

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(15)	(11)
Loans	-	(4)
Other	-	(1)
Total	(15)	(15)

Impairment charges/(reversals) on financial assets in the first half 2020 were mainly driven by Americas impairments on public fixed income holdings, primarily in the energy sector, as a consequence of the weakening demand and the nationwide lockdown due to COVID-19.

9. Other charges

Other charges of EUR 101 million are mainly driven by a settlement in the litigation case related to monthly deduction rate adjustments on certain universal life policies in the Americas.

10. Income tax

The income tax benefit for 1H 2020 amounts to EUR 92 million. In addition to the recurring beneficial impacts of exempt income (mainly US Dividend Received Deduction) and US tax credits, income tax for the six-month period ended June 30, 2020 includes the one-off beneficial impacts from tax rates changes in the Netherlands (from 25% to 21.7%) and the United Kingdom (from 17% to 19%) totaling EUR 75 million.

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

11. Investments

EUR millions	Jun. 30, 2020	Dec. 31, 2019

Available-for-sale (AFS)	100,661	89,404
Loans	45,667	45,365
Financial assets at fair value through profit or loss (FVTPL)	10,210	9,080
Financial assets, for general account, excluding derivatives	156,538	143,849
Investments in real estate	2,992	2,901
Total investments for general account, excluding derivatives	159,530	146,750

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	331	1,693	-	2,025
Debt securities	91,827	5,607	-	97,434
Money market and other short-term investments	7,463	110	-	7,573
Mortgages loans	-	-	39,288	39,288
Private loans	-	-	4,257	4,257
Deposits with financial institutions	-	-	91	91
Policy loans	-	-	1,980	1,980
Other	1,040	2,799	51	3,890
June 30, 2020	100,661	10,210	45,667	156,538

	AFS	FVTPL	Loans	Total

Shares	409	1,813	-	2,221
Debt securities	82,918	3,934	-	86,853
Money market and other short-term investments	5,169	158	-	5,327
Mortgages loans	-	-	38,524	38,524
Private loans	-	-	4,487	4,487
Deposits with financial institutions	-	-	141	141
Policy loans	-	-	2,024	2,024
Other	908	3,175	188	4,272
December 31, 2019	89,404	9,080	45,365	143,849

Total investments for general account, excluding derivatives increased in the first half of 2020 by EUR 12.7 billion to EUR 159.5 billion compared to December 31, 2019 mainly due to additions and increased investment return, driven by declining interest rates in Americas and the Netherlands.

On February 3, 2020, Aegon’s subsidiary in the Americas, accepted via a letter of intent an offer to sell the Transamerica Pyramid property for a tentative consideration of EUR 635 million (USD 711 million). A purchase and sale agreement was reached on June 30, 2020 for consideration of EUR 590 million (USD 650 million), with the sale expected to close in the second half of 2020. A total loss of EUR 64 million (USD 71 million) has been recorded in Note 6 Results from financial transaction, in gains/(losses) on investments in real estate, in respect of the market revaluation of this property in the Americas.

12. Investments for account of policyholders

EUR millions	Jun. 30, 2020	Dec. 31, 2019

Shares	22,564	25,288
Debt securities	20,788	20,744
Money market and short-term investments	1,466	1,805
Deposits with financial institutions	3,694	3,278
Unconsolidated investment funds	159,953	170,039
Other	3,945	4,634
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	212,410	225,788
Investment in real estate	516	586
Total investments for account of policyholders	212,926	226,374

Investments for account of policyholders decreased in the first half of 2020 by EUR 13.4 billion to EUR 213 billion compared to December 31, 2019 mainly due to negative market movements and withdrawals in the US, and the impact of foreign currency translations.

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

13. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	As at June 30, 2020				As at December 31, 2019
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value
Available-for-sale investments
Shares	86	84	161	331	92	160	157	409
Debt securities	27,924	63,424	479	91,827	25,528	56,317	1,074	82,918
Money markets and other short-term instruments	1,720	5,743	-	7,463	1,255	3,914	-	5,169
Other investments at fair value	-	518	522	1,040	-	426	482	908
Total Available-for-sale investments	29,730	69,768	1,162	100,661	26,875	60,817	1,712	89,404

Fair value through profit or loss
Shares	66	238	1,389	1,693	106	306	1,401	1,813
Debt securities	211	5,392	4	5,607	204	3,727	4	3,934
Money markets and other short-term instruments	17	94	-	110	19	139	-	158
Other investments at fair value	1	785	2,013	2,799	1	1,125	2,049	3,175
Investments for account of policyholders [1]	113,220	97,517	1,673	212,410	120,271	103,712	1,805	225,788
Derivatives	54	17,515	94	17,663	96	11,006	56	11,157
Total Fair value through profit or loss	113,569	121,541	5,173	240,283	120,696	120,014	5,314	246,024
Total financial assets at fair value	143,299	191,310	6,336	340,944	147,571	180,831	7,026	335,429

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	56,414	165	56,579	-	59,759	197	59,956
Borrowings [3]	-	456	-	456	-	461	-	461
Derivatives	142	11,197	6,636	17,975	59	8,476	3,081	11,616
Total financial liabilities at fair value	142	68,066	6,801	75,010	59	68,696	3,278	72,033

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

There have been no significant transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2020.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

EUR 635 million of investments were previously reported in level III as they were being internally modeled, priced by a fund manager or priced by uncorroborated broker quotes. As of June 30, 2020, these are primarily priced by a pricing service and are reported in level II.

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

Roll forward of Level III financial instruments

EUR millions	January 1, 2020	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2020	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2020 ³
Financial assets carried at fair value available-for-sale investments
Shares	157	-	-	5	4	(2)	-	-	-	-	(2)	161	-
Debt securities	1,074	-	2	(31)	67	(6)	(23)	11	-	20	(635)	479	-
Money markets and other short-term instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Other investments at fair value	482	-	(72)	9	122	(3)	(15)	(1)	-	-	-	522	-
	1,712	-	(70)	(16)	193	(11)	(38)	10	-	20	(637)	1,162	-

Fair value through profit or loss
Shares	1,401	-	(62)	-	82	(33)	-	-	-	-	-	1,389	(60)
Debt securities	4	-	-	-	34	(33)	-	-	-	-	-	4	-
Other investments at fair value	2,049	-	(121)	-	198	(100)	-	(1)	-	1	(13)	2,013	(109)
Investments for account of policyholders	1,805	-	(80)	(1)	221	(246)	-	(19)	-	-	(7)	1,673	(11)
Derivatives	56	-	38	-	-	-	-	-	-	-	-	94	38
	5,314	-	(226)	(1)	536	(411)	-	(20)	-	1	(21)	5,173	(142)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	197	-	(12)	-	1	(20)	-	-	-	-	-	165	2
Derivatives	3,081	-	3,631	(9)	2	(7)	-	(61)	-	-	-	6,636	463
	3,278	-	3,618	(9)	3	(28)	-	(61)	-	-	-	6,801	465

EUR millions	January 1, 2019	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2019	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2019 ³
Financial assets carried at fair value available-for-sale investments
Shares	241	-	-	(5)	22	(100)	-	4	2	-	(7)	157	-
Debt securities	1,242	-	3	21	319	(317)	(68)	19	(2)	52	(195)	1,074	-
Money markets and other short-term instruments	-	-	-	-	1,061	(855)	(103)	-	-	126	(229)	-	-
Other investments at fair value	493	-	(100)	(56)	183	(25)	(23)	9	-	-	-	482	-
	1,976	-	(97)	(40)	1,584	(1,297)	(194)	32	1	178	(431)	1,712	-

Fair value through profit or loss
Shares	1,226	-	72	-	368	(266)	-	1	-	-	-	1,401	62
Debt securities	17	-	(1)	-	1	(12)	(1)	-	(1)	-	-	4	-
Other investments at fair value	1,376	-	34	-	884	(268)	-	23	-	85	(86)	2,049	36
Investments for account of policyholders	1,871	-	45	-	435	(567)	-	20	-	-	-	1,805	86
Derivatives	35	-	19	-	35	(33)	-	-	-	-	-	56	20
	4,525	-	170	-	1,723	(1,146)	(1)	44	(1)	85	(86)	5,314	204

Financial liabilities carried at fair value
Investment contracts for account of policyholders	206	-	9	-	4	(23)	-	1	-	-	-	197	(10)
Derivatives	2,489	-	597	4	-	(22)	-	13	-	-	-	3,081	84
	2,695	-	605	4	4	(46)	-	15	-	-	-	3,278	75

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2020	Total estimated fair value June 30, 2020	Carrying amount December 31, 2019	Total estimated fair value December 31, 2019
Assets
Mortgage loans - held at amortized cost	39,288	42,961	38,524	42,567
Private loans - held at amortized cost	4,257	5,008	4,487	5,159
Other loans - held at amortized cost	2,122	2,122	2,353	2,353

Liabilities
Subordinated borrowings - held at amortized cost	2,208	2,256	2,207	2,416
Trust pass-through securities - held at amortized cost	141	148	136	144
Borrowings – held at amortized cost	8,435	8,462	8,845	9,322
Investment contracts - held at amortized cost	19,535	20,127	18,382	18,964

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

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Condensed consolidated interim financial statements 1H 2020 Results

14. Share capital

EUR millions	Jun. 30, 2020	Dec. 31, 2019

Share capital - par value	323	323
Share premium	7,213	7,213
Total share capital	7,536	7,536

Share capital - par value
Balance at January 1	323	322
Dividend	-	1
Balance	323	323

Share premium
Balance at January 1	7,213	7,487
Share dividend	-	(273)
Balance	7,213	7,213

EUR millions	First half 2020	First half 2019

Earnings per share (EUR per share)
Basic earnings per common share	0.08	0.28
Basic earnings per common share B	-	0.01
Diluted earnings per common share	0.08	0.28
Diluted earnings per common share B	-	0.01

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	202	616
Coupons on other equity instruments	(28)	(48)
Earnings attributable to common shares and common shares B	173	568

Earnings attributable to common shareholders	172	564
Earnings attributable to common shareholders B	1	4

Weighted average number of common shares outstanding (in millions)	2,040	2,036
Weighted average number of common shares B outstanding (in millions)	560	572

Final dividend 2019

Aegon proposed in its Annual Report 2019 a final 2019 dividend of EUR 0.16 per common share and EUR 0.004 per common share B, absent further deterioration of the market circumstances, and based on the assessments made at that time. On April 2, 2020, due to the market turmoil, the European Insurance and Occupational Pensions Authority (EIOPA) and Dutch Central Bank (DNB) made a call to postpone all dividend distributions. Subsequently, it was decided at the Annual General Meeting of Shareholders on May 15, 2020, to forego the 2019 final dividend. Taking into account the interim dividend paid in September 2019, this resulted in a total dividend for the financial year 2019 of EUR 0.15 per common share and EUR 0.00375 per common share B, paid in September 2019.

15. Insurance contracts

Insurance contracts increased by EUR 4.7 billion to EUR 127.6 billion compared to December 31, 2019 mainly due to a decrease of interest rates.

16. Insurance contracts for account of policyholders

Insurance contracts for account of policyholders decreased by EUR 6.7 billion to EUR 129.0 billion compared to December 31, 2019 mainly due to interest rates movements.

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Condensed consolidated interim financial statements 1H 2020 Results

17. Investment contracts for account of policyholders

Investment contracts for account of policyholders decreased by EUR 6.9 billion to EUR 87.0 billion compared to December 31, 2019 mainly due to interest rate movements.

18. Borrowings

EUR millions	Jun. 30, 2020	Dec. 31, 2019

Capital funding	1,688	1,745
Operational funding	7,203	7,562
Total borrowings	8,891	9,307

Included in borrowings is EUR 456 million relating to borrowings measured at fair value (December 31, 2019: EUR 537 million). During the first six months of 2020, the operational funding decreased by EUR 0.4 billion mainly due to the redemption of ‘SAECURE 15’ of EUR 0.9 billion, partly offset by an increase in other mortgage loan funding of EUR 0.5 billion.

19. Financial risks

Results of Aegon’s sensitivity analyses are presented in the table below which shows the estimated sensitivity of net income and shareholders’ equity to various scenarios. The table below include Group sensitivities on interest rate risk, equity market risk, and also sensitivities on bond credit spreads and liquidity premium.

EUR millions	June 30, 2020		December 31, 2019
	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Sensitivity analysis of net income and shareholders’ equity to markets Immediate change of
Equity increase 10%	136	261	307	450
Equity decrease 10%	(213)	(357)	(374)	(525)
Equity increase 25%	241	557	721	1,083
Equity decrease 25%	(547)	(903)	(456)	(837)

Parallel movements of yield curve
Immediate movements of yield curve, but not permanently
Shift up 100 basis points	207	(3,714)	370	(3,263)
Shift down 100 basis points	(686)	1,712	(585)	2,499

Bond Credit Spreads
Immediate shock
Shift up 50 basis points	(317)	(3,076)	(205)	(2,386)
Shift down 50 basis points	325	1,546	198	2,117

Liquidity premium
Shift up 5 basis points	155	152	104	101
Shift down 5 basis points	(157)	(154)	(105)	(103)

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Condensed consolidated interim financial statements 1H 2020 Results

20. Capital management and solvency

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. The available own funds number reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

The table below provides the composition of Aegon’s available own funds across Tiers:

	June 30, 2020 Available own funds	December 31, 2019 Available own funds

Tier 1 - unrestricted	11,588	12,724
Tier 1 - restricted	2,622	2,614
Tier 2	2,505	2,370
Tier 3	786	762
Total available own funds	17,501	18,470

Tier 1 unrestricted capital decreased compared to December 31, 2019. The decrease in Tier 1 unrestricted capital amounted to EUR 1,136 million, and is mainly driven by the market disruption led by the COVID-19 pandemic in the first half year as interest rates declined considerably, compounded by the negative market impact from increase of credit spreads and widening of mortgage spreads, partly offset by the positive expected return on Aegon in-force insurance portfolio and the increase of EIOPA VA by 12 bps. The restricted Tier 1 capital slightly increased by EUR 8 million.

Tier 2 capital increased by EUR 135 million as a result of increased market value of Tier 2 instruments, due to the decrease of interest rates.

Tier 3 capital as of June 30, 2020 is comprised of deferred tax assets balances related to Solvency II entities. The increase of EUR 25 million is mainly driven by higher deferred tax assets from Aegon US non-regulated entities, partly offset by lower deferred tax assets from Aegon the Netherlands. In addition, there is an own funds eligibility haircut of EUR 38 million applied at June 30, 2020. This is driven by the Tier 3 capital which is capped at maximum 15% of SCR, therefore, the eligible own funds is EUR 38 million lower than available own funds.

IFRS-EU equity compared to Solvency II own funds
EUR millions	June 30, 2020	December 31, 2019

Shareholders’ Equity	23,914	22,449
IFRS adjustments for Other Equity Instruments and non controlling interests	2,580	2,591
Group Equity	26,494	25,040
Solvency II revaluations and reclassifications	(10,862)	(8,206)
Transferability restrictions [1]	(1,949)	(1,973)
Excess of Assets over Liabilities	13,683	14,861
Availability adjustments	4,660	4,446
Fungibility adjustments [2]	(842)	(838)
Available own funds	17,501	18,470

1 This includes the transferability restriction related to the RBC CAL conversion methodology

2 Amongst others, this contains the exclusion of Aegon Bank

The Solvency II revaluations and reclassifications of EUR 10,862 million negative (2019: EUR 8,206 million negative) stems from the difference in valuation and presentation between IFRS-EU and Solvency II frameworks. The change in Solvency II revaluations per June 30, 2020 compared to December 31, 2019 is mainly driven by lower interest rates and tightening credit spreads during first half 2020, increasing the revaluation reserves in Aegon US.

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Condensed consolidated interim financial statements 1H 2020 Results

The Solvency II revaluations can be grouped into four categories:

◆

Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 2,184 million negative, December 31, 2019: EUR 1,932 million negative);

◆

Items that have a different valuation treatment between IFRS-EU and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS-EU also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables, Deferred tax assets balances and Technical provisions. The revaluation difference stemming from this category amounted to EUR 2,436 million positive (2019: EUR 2,753 million positive) compared to the IFRS-EU Statement of Financial Position;

◆

The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 7,658 million negative (2019: EUR 5,655 million negative) compared to the IFRS-EU Statement of Financial Position;

◆

Reclassification of subordinated liabilities of EUR 3,457 million negative (2019: EUR 3,372 million negative). The movement of subordinated liabilities mainly stem from the market movement as a result of lower interest rates.

The transferability restrictions reflect the restrictions on US Life Companies DTA and capping of Tier 1 unrestricted own funds as a consequence of the RBC CAL conversion methodology.

The availability adjustments are changes to the availability of own funds of Aegon Group in accordance with Solvency II requirements. Examples include the adjustments for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend.

Finally, the fungibility restrictions limit the availability of own funds on Aegon Group level as prescribed by Supervisory Authorities. These limitations refer to charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group, and Aegon Bank which is under a different regulatory regime but under the same Supervisory Authority and therefore excluded for Solvency II purposes.

21. Commitments and contingencies

There have been no material changes in commitments and contingencies as reported in the 2019 Annual Report.

22. Acquisitions/Divestments

On January 29, 2020, Aegon announced the completion of the sale of its 50% stake in the Japanese variable annuity joint ventures, Aegon Sony Life Insurance Co. and SA Reinsurance Ltd., to partner Sony Life. The proceeds of the sale amounted to EUR 153 million and the book gain amounted to EUR 53 million.

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Condensed consolidated interim financial statements 1H 2020 Results

23. Post reporting date events

On July 30, 2020, Aegon announced the completion of the expansion of its partnership with Santander in Spain. This follows the agreement signed on July 3, 2018 between Aegon and Banco Santander to expand their life and non-life insurance partnership, following Banco Santander’s acquisition of Banco Popular.

Aegon’s insurance joint ventures with Banco Santander in Spain completed the acquisition of the in force term life policies previously sold through Banco Popular branches as well as the right to write new term life and selected lines of non-life policies through the former Banco Popular branches now owned by Banco Santander.

The transaction was closed following satisfaction of all closing conditions, including the termination of existing alliances of Banco Popular. For its 51% stake in the expansion of the joint venture with Banco Santander, Aegon paid an upfront amount of EUR 187 million – lower than the EUR 215 million communicated in July 2018 mainly due to the results of the in-force portfolio which accrued to Santander till closing. Furthermore, the previously agreed contingent payment of up to EUR 75 million is due in 2024, subject to the performance of the partnership.

On July 11, 2020, the Dutch Central Bank (DNB) published industry-wide guidelines regarding the treatment of banks in Solvency II ratios. As a consequence, Aegon will include Aegon Bank in the calculation of its Group Solvency II ratio from December 31, 2020. If Aegon Bank would have been consolidated in Aegon’s Group Solvency II ratio already, Aegon’s Solvency II own funds position of EUR 17.5 billion as disclosed in note 20 Capital management and solvency to these condensed consolidated interim financial statements, would have increased by approximately EUR 0.7 billion or 4% to EUR 18.2 billion at June 30, 2020. Note that the Group Solvency II ratio, however, would have decreased as the Solvency Capital Requirement would have increased as well.

Unaudited

Condensed consolidated interim financial statements 1H 2020 Results

Management statement

The interim report for the six-month period ended June 30, 2020, consists of the condensed consolidated interim financial statements, the first half 2020 results release and this responsibility statement by the Company’s Executive Board. The information in this interim report is unaudited.

The Executive Board is responsible for preparing the condensed consolidated interim financial statements in accordance with Dutch law and IAS 34, Interim Financial Reporting, as adopted by the European Union.

The Executive Board declares that, to the best of its knowledge, the condensed consolidated interim financial statements which have been prepared in accordance with lAS 34, Interim Financial Reporting, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial condition and profit or loss of Aegon N.V. and the undertakings included in the consolidation as a whole and that the first half 2020 results release includes a fair review of the information required pursuant to section 5:2Sd, subsections 8 and 9 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

The Hague, the Netherlands, August 12, 2020

Lard Friese

Chairman of the Executive Board and CEO

Matthew J. Rider

Member of the Executive Board and CFO

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Condensed consolidated interim financial statements 1H 2020 Results

Review report

To: The Supervisory Board and the Executive Board of Aegon N.V.

Introduction

We have reviewed the accompanying condensed consolidated interim financial information for the six-month period ended June 30, 2020 of Aegon N.V., the Hague, which comprises the condensed consolidated statement of financial position as at June 30, 2020, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement for the period then ended and the selected explanatory notes. The Executive Board is responsible for the preparation and presentation of this (condensed) interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, Review of Interim Financial Information Performed by the Independent Auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information for the six-month period ended June 30, 2020 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, August 12, 2020

PricewaterhouseCoopers Accountants N.V.

Original has been signed by G.J. Heuvelink RA

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Condensed consolidated interim financial statements 1H 2020 Results

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
-	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

◆

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

◆	Customer responsiveness to both new products and distribution channels;
◆

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

◆

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives;
◆	Changes in the policies of central banks and/or governments;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

◆

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

◆

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Condensed consolidated interim financial statements 1H 2020 Results

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results
February 11, 2021	2H 2020 Results

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

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